

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Jeff Epstein
Co-Chief Executive Officer
Apex Technology Acquisition Corporation
533 Airport Blvd
Suite 400
Burlingame, CA 94010

>   **Re: Apex Technology Acquisition Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed March 11, 2021**
>   **File No. 333-252712**

Dear Mr. Epstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

Amendment No. 1 to Form S-4 filed March 11, 2021

The Background of the Business Combination, page 96

1.   We note the revisions made on page 100 in response to prior comment 6. We also note the AvePoint projected financial information provided on page 102. Please further revise to describe both William Blair's financial analysis and the comparable analysis performed by the AvePoint board.

Customers Across Diversified Industries, page 181

2.   Your response to prior comment 27 indicates that this graph includes examples of customers and the industries that you serve or have served. Please provide a note to this

graph noting that, if true, not all of the identified companies are current customers.

AvePoint Management and Discussion of Financial Condition and Results of Operations
Key Business Metrics, page 202

3. We have reviewed your response to prior comment 11 that you believe a more accurate evaluation of your business is through representation of total customer count. Please tell us your consideration of including your total customer count for each period presented.

4. We note your response to prior comment 12, including your statement that ARR is not a forecast and the active contracts at the end of the reporting period used in calculating ARR may or may not be extended or renewed by AvePoint's customers. Please consider adding disclosure that balances this metric in light of the fact that it prospectively annualizes subscription revenue from customers that sign contracts for less than one quarter in duration. In this regard, consider separately disclosing your Total Core ARR and your Total MRR, and providing an additional metric concerning your customer churn or ability to retain customers with contracts that are less than one quarter in duration.

Comparison of Years Ended December 31, 2020 and December 31, 2019
Revenue, page 207

5. We have reviewed your response and expanded disclosure in response to prior comment 13. We repeat our prior comment to disclose disaggregated revenue amounts for on-premise termed licenses and SaaS software. In addition, revise to disclose the amount of revenue recognized from the sale of perpetual on-premise licenses. Please expand your discussion to identify and quantify the material factors in each of your revenue offerings. For example, identify and quantify the change in each revenue stream by new customer and existing customers.

6. We have reviewed your response and expanded disclosure in response to prior comment 14. Your expanded disclosure that the geographic composition of revenues did not meaningfully shift is unclear to us. For example, each of your geographic regions experienced significant growth in 2020 compared to 2019, such as your North America region that experienced revenue growth of 39.5% for the year ended December 31, 2020 compared to the year ended December 31, 2019. In addition, your EMEA revenue increased 29.0% for the year ended December 31, 2019 compared to the year ended December 31, 2018. As such, we repeat our prior comment 14 to expand your disclosure to identify and quantify the material factors for the changes in revenue in your geographic regions. Refer to Section III.B of SEC Release No. 33-8350.

Cash Flows
Operating Activities, page 215

7. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.

This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Consolidated Statements of Operations, page F-3

8. We note your response to prior comment 20. Please explain and disclose in greater detail how you concluded that your allocation of depreciation to amortization to cost of revenues would be less than 1% of total cost of revenue.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-9

9. We note your response to prior comment 21 and your expanded disclosure. Please expand upon your disclosure, that, "deferred revenue decreased as a result of recognition of revenue related to certain subscription offerings, which under ASC 605 were generally recognized over the life of the related customer agreements, but under ASC 606 are recognized at a point in time upon delivery of an on-premises termed license." In this regard, it is unclear if you are referring to SaaS arrangements or licensing arrangements. Refer to ASC 606-10-55-54(a) and 985-20-15-5.

Revenue Recognition, page F-12

10. We note your response to prior comment 26. It is unclear how you have responded to our comment as your revised disclosure does not appear to disclose that you do not sell your on-premises termed licenses on a standalone basis. Please clarify or revise accordingly.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian D. Paulson